FORM 3


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Leighton                     John                       P.
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   (Last)                       (First)                   (Middle)

   c/o M.H. MEYERSON & CO., INC.
   525 Washington Boulevard
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                                    (Street)

   Jersey City                       New Jersey             07310
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

   1/14/03
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if any entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

   M.H. MEYERSON & CO., INC. (MHMY)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

      Chief Executive Officer
     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

     1/17/03
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

   Common Stock, par value $.01           375,000                    D                     N/A
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Common Stock purchase                               Common Stock,
option                  1/14/03    1/14/08          $.01 par value         375,000          $.40 (1)          D            N/A
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Warrant to purchase                               Common Stock,
Common Stock            (2)        1/14/08          $.01 par value       1,000,000          $.40              D            N/A
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Right to Buy Common                                 Common Stock,
Stock (3)               immed.       (4)            $.01 par value       1,109,670           (3)              D            N/A
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

Explanation of Responses:  See separate sheet attached hereto.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


 /s/ John P. Leighton                                 January 28, 2003
----------------------------------                    ----------------
** Signature of Reporting Person                             Date
John P. Leighton

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

         ATTACHMENT TO FORM 3 FILED BY JOHN P. LEIGHTON WITH RESPECT TO
                           M.H. MEYERSON & CO., INC.


(1)  Granted pursuant to 2003 Employee Stock Option Plan.

(2) The Warrant vests in three (3) tranches if the Issuer meets certain pre-tax earnings targets at various times during the period February 1, 2003 through January 31, 2004. For further information, see the Statement on
     Schedule 13D filed by the Reporting Person concurrently with the filing of this Form 3.

(3) Martin H. Meyerson ("MM") has granted the Reporting Person a right of first refusal (the "RFR") on certain sales or other transfers of the shares of Common Stock held by MM. The purchase price for the shares, in the event of the exercise of the RFR , is the then-current fair market value of the shares of Common Stock. Shares of the issuer's Common Stock acquired by MM after the date hereof, including those acquired upon the exercise of the Common Stock purchase options held by MM, are also subject, with certain exceptions, to the RFR.

(4) The expiration date of the RFR is the earlier of (i) MM's death and (ii) the Reporting Person's ceasing to be a director of the issuer.